EXHIBIT 99.1

Titan Mining Launches Made-in-America Graphite Production as U.S. Moves to Secure Critical Minerals

New White House action strengthens the case for Made-in-America critical minerals

GOUVERNEUR, N.Y., Jan. 26, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (TSX:TI, NYSE-A:TII), (“Titan” or the “Company”) an existing zinc concentrate producer in upstate New York and an emerging natural flake graphite producer (a key component of the broader rare earths and critical minerals ecosystem), announced the commencement of graphite concentrate production at its Kilbourne demonstration facility.

Titan has successfully produced natural flake graphite concentrate, now transitioning to the production of material for customer and government qualification programs, marking the first step in re-establishing a domestic natural graphite supply chain in the United States for the first time in more than seven decades.

Titan is also advancing financing discussions with the U.S. Export-Import Bank with respect to the previously announced letter of interest for the US$120 million loan facility, which would provide long-term, non-dilutive capital funding for the majority of the Kilbourne project’s development, and expects to have an update in the near term. The Company is also engaged with other federal agencies regarding complementary, accretive funding solutions.

This production coincides with the issuance of a new Executive Order by the White House directing the application of Section 232 authorities to processed critical minerals and their derivative products, including natural graphite, in response to persistent U.S. import dependence and downstream supply-chain vulnerabilities. The Executive Order explicitly recognizes that domestic mining alone does not ensure supply security where processing capacity remains concentrated offshore.

“With Kilbourne now producing, Titan is aligned with the federal government’s clear policy direction: rebuilding secure, end-to-end U.S. supply chains for critical minerals,” said Rita Adiani, President and Chief Executive Officer of Titan Mining. “The combination of first domestic production and decisive trade and industrial policy action materially de-risks the path to commercial scale.”

The graphite demonstration facility, located within Titan’s existing Empire State Mine infrastructure, is designed to produce approximately 1,200 tonnes per year of graphite concentrate, providing a critical bridge to commercial scale. This milestone materially advances the Kilbourne Graphite Project toward its targeted 40,000-tonne-per-year production profile, which could supply a substantial portion of current U.S. natural graphite demand.

Titan’s phased development strategy positions the Company to support U.S. demand across defense, industrial, and energy-related applications as downstream processing and refining capacity is added. As trade remedies and policy mechanisms under Section 232 are implemented, Titan believes domestically produced natural graphite will play an increasingly strategic role in strengthening U.S. industrial resilience.

Scientific and Technical Information

The scientific and technical information contained herein has been approved by Oliver Peters, MSc, P.Eng. who is a “Qualified Person” as defined by NI 43-101. Mr. Peters is independent of the Company. Refer to the Company’s technical report titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” for additional information on the Kilbourne Project.

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end to end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that Titan expects to have an update on its $120m letter of interest with EXIM in the near term; that such funding would provide long-term, non-dilutive capital funding for the majority of the Kilbourne project’s development; the Company is also engaged with other federal agencies regarding complementary, accretive funding solutions; The Company’s targeted 40,000-tonne-per-year production profile for Kilbourne; that Kilbourne could supply a substantial portion of current U.S. natural graphite demand; Titan’s phased development strategy positions the Company to support U.S. demand across defense, industrial, and energy-related applications as downstream processing and refining capacity is added; as trade remedies and policy mechanisms under Section 232 are implemented, Titan believes domestically produced natural graphite will play an increasingly strategic role in strengthening U.S. industrial resilience; that Titan will make a commercial construction decision at Kilbourne; and that Kilbourne will ever reach commercial production. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.